FOR IMMEDIATE RELEASE
---------------------
                          CONTACT:            PAMELA SHERRY
                                              336-584-5171, EXT. 4855

                          SHAREHOLDER DIRECT: 800-LAB-0401
                                              WWW.LABCORP.COM

    LABORATORY CORPORATION OF AMERICA-REGISTERED TRADEMARK- EXPANDS TESTING
            SERVICES IN FLORIDA WITH TWO NEW LABORATORY AGREEMENTS


  CONTRACTS WITH HEALTH OPTIONS AND HUMANA COVER MORE THAN 1,500,000 MEMBERS


BURLINGTON, NC, JUNE 23, 1998 - Laboratory Corporation of America-Registered Trademark-Holdings (LabCorp-Registered Trademark-) (NYSE: LH) today announced that it has signed two separate laboratory services agreements collectively covering more than 1,500,000 Florida members of the two plans. The first is a multi-year agreement with Health Options, Inc., Blue Cross and Blue Shield of Florida's (BCBSF) health maintenance organization, to provide laboratory services to more than 700,000 HMO members.

"LabCorp has been responsive and proactive in working with us to establish a laboratory services program that puts patients first," said Patricia Engel, director of Provider Services and Network Management for Blue Cross and Blue Shield of Florida. "We were seeking a long-term partner with a commitment to providing quality, cost-effective laboratory services and the capability to provide comprehensive information for utilization and disease monitoring." Blue Cross and Blue Shield of Florida and Health Options, Inc. are independent licensees of the Blue Cross and Blue Shield Association, a national association of independent Blue Cross and Blue Shield companies.

Further enhancing its presence in Florida, LabCorp also announced that it has entered into a letter of agreement to become a provider of laboratory services to Florida members of Humana Medical Plans, Inc. (Humana), a subsidiary of Humana, Inc. Under the Humana agreement, LabCorp will provide clinical laboratory testing and certain additional services to more than 800,000 members covered by designated Humana commercial health maintenance organizations (HMOs), insurance plans, and Medicaid and Medicare HMOs beginning July 1, 1998.

"These agreements deliver the broadest array of high-quality laboratory services to members of Health Options and Humana while maintaining the convenience and local responsiveness so important to patients and their physicians," said Thomas P. Mac Mahon, President and Chief Executive Officer of LabCorp. "They also mark another landmark step in our strategic growth plan developed to more effectively utilize excess capacity in our laboratories. The Florida marketplace in particular offers us a number of opportunities to expand our testing presence." LabCorp expects to open approximately 15 new patient service centers to accommodate the members covered by the new agreements.

LabCorp noted that each of the above forward-looking statements which is not historical fact was subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 1997.

Laboratory Corporation of America-Registered Trademark-Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory organization with annual revenues of $1.5 billion in 1997. The Company operates primary testing facilities nationally, offering more than 1,700 different clinical assays, from routine blood analyses to more sophisticated technologies. LabCorp performs diagnostic tests for physicians, managed-care organizations, hospitals, clinics, long-term care facilities, industrial companies and other clinical laboratories.